File No. 001-33459

July 29, 2011

Via EDGAR

Larry Spirgel
Assistant Director
Division of Corporation Finance
United States Securities and Exchange Commission
450 Fifth Street, NW, Mail Stop 3720
Washington, DC 20549

Re:    Skilled Healthcare Group, Inc.
Form 10-K for the fiscal year ended December 31, 2010
Filed February 14, 2011
File No. 001-33459

Dear Mr. Spirgel:

This letter is provided by Skilled Healthcare Group, Inc. (the “Company”) in response to the comment received from the staff (the “Staff”) of the United States Securities and Exchange Commission (the “Commission”), as set forth in the Staff's letter dated July 27, 201, regarding the Company's above-referenced Annual Report on Form 10-K. The Company's response to the Staff's comment is set forth below following a bold italicized restatement of the Staff's comment.

5. Business Segments, pages F-22-F-24

1.	Please confirm to us, if true, that the CODM:

•
Does not receive discrete financial information on the Company's regional operations, orally, online, in print, or otherwise directly or indirectly, from the Regional Presidents or from other corporate officers, including but not limited to the Chief Operating Officer, Chief Financial Officer, and Executive Vice President or their respective staff.

•
Neither assesses performance of nor approves allocations of corporate resources to regional operations, but, instead, defers to the Executive Vice President, Regional Presidents, or others for these functions.

Response: On behalf of the Company, I confirm to you that our CODM:

•	Does not receive discrete financial information on the Company's regional operations, orally, online, in print, or otherwise directly or indirectly, from the Regional Presidents or from other corporate officers, including but not limited to the Chief Operating Officer, Chief Financial Officer, and Executive Vice President or their respective staff; and

•
Neither assesses performance of nor approves allocations of corporate resources to regional operations, but, instead, defers to the Executive Vice President, Regional Presidents, or others for these functions.

*****

In connection with the Company's responses to the Staff's comments, the Company acknowledges that: (i) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,

/s/ Devasis Ghose

Devasis Ghose
Chief Financial Officer

cc (via email):    Roland Rapp, Esq., General Counsel
R. Scott Shean, Esq., Latham & Watkins
Christopher N. Felfe, Chief Accounting Officer
Thomas J. Roach, Ernst & Young